LEAD INVESTOR



Silvia Mah

Annie Brown is one of the most tenacious, determined, technical, and forward-thinking founders I have been graced to advise and watch scale her exceptional startup, the Lips platform. The product-market fit has been tested & proven because this highly-vetted and mindfully-built technical platform is uniquely created, organically grown, & varified to be exactly what the intended, ideal target market needing. Annie is the perfect founder-market fit example, having (1) high awareness of the community she is empowering, (2) business acumen to build the right business model for optimal scale, (3) knows the exact growth marketing hacking strategies and technique to make the platform go viral, and (4) a high EQ surrounding investor relations as she consistently follows up, is coachable and seeks feedback. Finally, the momentum Lips has received post-launch from her community will allow for exponential growth in users, conversions, and long-term brand loyalty; which converts to growing revenue due to the economic empowerment opportunity of an untapped market. The strengths of the founder, Annie Brown, coupled with a Machine Learning & blockchain-enabled empowerment platform for womxn, LGBTQ+, & marginalized communities is a game-changer.

Invested $10,000 this round